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SEC FILE NUMBER
8- 48000

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Resource Equities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 W. Jackson Blvd., Suite 750
(No. and Street)

Chicago, Illinois 60604
(City) (State) (Zip Code)

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Fahey (312) 939-8040
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz & Chez, LLP
(Name — *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 Chicago, Illinois 60604
(Address) (City) (State) (Zip Code)

SEC MAIL RECEIVED FEB 27 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 12 2003

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Ed Fahey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Resource Equities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
GWENDOLYN M. NORGLE
COMMISSION EXPIRES 03/28/06

Signature

VP - Operations

Title

Gwendolyn M. Norgle 2/26/03

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.] Same Page
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.]
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RESOURCE EQUITIES, LLC
(An Illinois Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d))

YEAR ENDED DECEMBER 31, 2002

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Member of
RESOURCE EQUITIES, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of RESOURCE EQUITIES, LLC (an Illinois Limited Liability Company) as of December 31, 2002, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RESOURCE EQUITIES, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz and Chez, LLP

Chicago, Illinois
January 31, 2003

RESOURCE EQUITIES, LLC
(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash in bank	$ 138,158
Receivable from clearing brokers	8,355,830
Securities owned, at market	
Equities	1,206,128
Options	5,054,273
Receivables from affiliates	130,382
Exchange membership, at cost (market value $1,958,500)	1,817,750
Furniture and equipment (net of accumulated depreciation of $56,469)	29,828
Other assets	211,813
TOTAL ASSETS	$ 16,944,162

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Securities sold not yet purchased, at market	
Equities	$ 8,350,069
Options	4,148,748
Accrued expenses	349,686
Payable to traders	1,379,433
Total Liabilities	14,227,936
MEMBER'S EQUITY	2,716,226
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 16,944,162

The accompanying notes are an integral part of these financial statements.

RESOURCE EQUITIES, LLC
(An Illinois Limited Liability Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2002

REVENUES		
Net proprietary trading losses	$	1,838,518
Interest and dividend income		29,935
Other income		106,047
Total Revenues	$	1,974,500
EXPENSES		
Commissions, floor brokerage and clearance		334,458
Employee compensation and benefits		796,166
Exchange and regulatory fees		6,150
Interest expense		29,276
Membership lease		178,419
Consulting and professional fees		30,600
Dues and fees		19,320
Occupancy		29,987
Depreciation and amortization		16,227
Market information and data processing		78,531
Other expenses		74,285
Total Expenses		1,593,419
NET INCOME	$	381,081

The accompanying notes are an integral part of these financial statements.

RESOURCE EQUITIES, LLC

(An Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

Member's Equity, December 31, 2001	$ 244,894
Member's contributions	2,090,251
Member's withdrawals	-
Net income	381,081
Member's Equity, December 31, 2002	$ 2,716,226

The accompanying notes are an integral part of these financial statements.

RESOURCE EQUITIES, LLC
(An Illinois Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES	
Net income	$ 381,081
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization expense	16,227
Changes in assets and liabilities	
Increase in receivable from broker dealer	(7,849,468)
Decrease in securities owned	910,674
Increase in due from affiliates	(130,382)
Increase in exchange membership	(1,390,650)
Decrease in other assets	332,969
Increase in securities sold, not yet purchased	5,847,742
Increase in payable to traders	465,766
Increase in accrued expenses	200,342
Total Adjustments	(1,596,780)
NET CASH USED IN OPERATING ACTIVITIES	(1,215,699)
INVESTING ACTIVITIES	
Purchase of furniture and equipment	(1,597)
NET CASH USED IN INVESTING ACTIVITIES	(1,597)
FINANCING ACTIVITIES	
Member's contributions	2,090,251
Decrease in loan payable bank	(737,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,353,251
NET INCREASE IN CASH	135,955
CASH BALANCE, BEGINNING OF YEAR	2,203
CASH BALANCE, END OF YEAR	$ 138,158

Supplemental Cash Flow Information:

Cash payments for interest during the year	$ 29,276
Cash payments for taxes during the year	$ 0

The accompanying notes are an integral part of these financial statements.

RESOURCE EQUITIES, LLC
(An Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

(1) *NATURE OF BUSINESS*

RESOURCE EQUITIES, LLC (the "Company") is a limited liability company, formed under the Illinois Revised Uniform Limited Partnership Act, to trade equity securities and derivative instruments.

(2) *SUMMARY OF SIGNIFICANT POLICIES*

Securities owned and securities sold, not yet purchased are carried at quoted market values.

Securities transactions are recorded on trade date and, accordingly, gains and losses are recorded on unsettled transactions.

Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income.

Purchased equipment and furniture are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) *INCOME TAXES*

No provision is made for federal income taxes as the income or loss of the Company flows directly through to the income tax returns of the individual members. However, the Company is subject to Illinois replacement tax.

(4) *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $279,400 which exceeded requirements by $164,100.

(5) *RELATED PARTY TRANSACTIONS*

These receivables from affiliates represent amounts owed to the Company by other affiliate for certain allocated expenses.

The Company shares an office space with other affiliated entities. Certain expenses were allocated between the companies. The total allocated expenses included in income statement for year 2002 were $49,907.

(6) *DERIVATIVE FINANCIAL INSTRUMENTS HELD AND ISSUED FOR TRADING PURPOSES AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK*

In its normal course of business, the Company trades financial instruments involving off-balance-sheet market risk with securities broker/dealers and futures commission merchants. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration. Gross notional (or contractual) amounts of derivative financial instruments used for trading purposes with off-balance-sheet market risk are set forth below, as of December 31, 2002.

(all amounts in million)

	Contract Value	Market Value	Average Contract Value During 2002
Financial futures	$ 59	$ N/A	$ 59
Stock sold, not yet purchased	$ 8	$ 8	$ 4
Written options	$ 194	$ 4	$ 99
Options held for trading	$ 157	$ 5	$ 81

Market risk is the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio. Financial instruments sold, but not yet purchased, entail an obligation to purchase the securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases prior to the purchase of the security. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to

(6) *DERIVATIVE FINANCIAL INSTRUMENTS HELD AND ISSUED FOR TRADING PURPOSES AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)*

have a material adverse affect on the financial position of the Company.

As a market-maker and trader, the Company is in the business of managing market risk. In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated.

Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. All derivative financial instruments entered into by the Company are exchange-traded. For exchange traded contracts, the Company's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and therefore, bears the risk of delivery to and from counterparties.

Substantially all of the Company's trading gains originated from trading strategies involving derivative financial instruments.

(7) *CONCENTRATIONS OF CREDIT RISK*

At December 31, 2002, a significant credit concentration consisted of the net receivable from a securities broker/dealer of approximately $2.2 million which represented the market value of the Company's trading account carried by its clearing firm.

The Company maintains its cash balance in one financial institution located in Chicago. This balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2002, the Company's uninsured balance totaled $37,000.

(8) *SUBSEQUENT EVENTS*

Between January 1, 2003 and January 31, 2003, there were no Member contributions or withdrawals.

SUPPLEMENTARY INFORMATION

RESOURCE EQUITIES, LLC
(An Illinois Limited Liability Company)

**COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1**

DECEMBER 31, 2002

CREDITS	
Member's equity	$ 2,716,226
DEBITS	
Non-allowable assets:	
Furniture and equipment - net	(29,828)
Receivable from affiliate	(130,382)
Other assets	(211,813)
Exchange memberships	(1,817,750)
Total Debits	(2,189,773)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	526,453
Haircuts on securities	
Trading and investment securities haircuts	(137,017)
Undue concentration charges	(109,985)
NET CAPITAL	$ 279,451
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (Greater of 6-2/3% of aggregate indebtedness or $100,000)	$ (115,275)
EXCESS NET CAPITAL	$ 164,176
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness-specified liabilities	
Accrued expenses	$ 349,686
Payable to traders	1,379,433
TOTAL AGGREGATE INDEBTEDNESS	$ 1,729,119
Percentage of aggregate indebtedness to net capital	619%

Note: There are no material differences between the audited computation of net capital of Resource Equities, LLC and that per Resource Equities, LLC's unaudited FOCUS report as filed.

RESOURCE EQUITIES, LLC
(An Illinois Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2002

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
RESOURCE EQUITIES, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of RESOURCE EQUITIES, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Resource Equities, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that RESOURCE EQUITIES, LLC, although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2002, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Chicago Board Options Exchange, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schultz and Co., LLP

Chicago, Illinois
January 31, 2003